Exhibit 99.1

Code of Conduct and Ethics

for Employees and Directors

Code of Conduct and Ethics for Employees and Directors, TD Bank Group.
© 2014. All rights reserved. Reproduction of this work in whole or in part is prohibited.
January 2014

A Message from Ed Clark and Brian Levitt

Our Group President and CEO

and our Chairman of the Board

For any business, as for any person, reputation is a priceless asset. At TD, our reputation as a responsible financial institution and a good corporate citizen has been earned over many years, and must be maintained and safeguarded if our organization is to grow and prosper globally. We are extremely proud of TD’s reputation, and believe every employee and director shares in that pride.

To maintain the confidence and trust that our stakeholders have placed in us, every business decision and every action on TD’s behalf must be assessed in light of whether it is right, legal and fair. Ethical lapses at any level in the organization can quickly destroy that trust and confidence, leading to significant consequences that in some cases threaten its very existence.

Our Code is a roadmap to guide employees to make decisions that meet the highest standards of integrity, professionalism and ethical behaviour. It supports the TD Framework which brings together all the elements that will allow us to achieve our vision to be The Better Bank, including our mission and strategy, and our Guiding Principles and Leadership Profile.

We encourage you to read and understand the Code and be guided by it as you perform your work on a daily basis. If you have any questions about any aspect of the Code, please consult your manager, Human Resources representative or the appropriate contacts listed at the end of the Code.

Thank you for your ongoing efforts on behalf of TD, and for helping to preserve our reputation as a responsible corporate citizen.

Sincerely,

Ed Clark	Brian Levitt
Group President and CEO	Chairman of the Board

Table of Contents

Introduction and Summary			1

Applying the Code			2

1)	Respecting the Law		3
	Making the Right Decision		3

2)	Demonstrating Personal Integrity		3
	A.	Criminal Record	3
	B.	Excessive Personal Debt	3
	C.	Gifts and Entertainment	3
	D.	Alcohol and Substance Abuse	5
	E.	Human Rights, Diversity, Inclusion and Preventing Violence in the Workplace	5
	F.	Use of the Internet, Email and Electronic and Social Media	6
	G.	Irregular Business Conduct	6
		Anti-Competitive Behaviour	6
		Bribery and Corruption	6
		Commission Sharing	6
		Due Diligence	7
		Forgery, Falsifying Accounts, Documents and Records	7
		Insider Trading or Tipping	7
		Kiting	8
		Money Laundering	8
		Short Selling or Trading in Options of TD Bank Securities	8
		Terrorist Financing	8
		Theft and Fraud	9
		Tied Selling	9
		Trading Accounts	9
	H.	Dealing with TD Assets	9
	I.	TD Brand	9
	J.	Copyrighted Material	9
	K.	Reasonable Expenses	10
	L.	Cooperating with Investigations	10

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3)	Managing Conflicts of Interest		10
	A.	Introduction to Conflicts of Interest	10
	B.	Conflicts Arising from Personal Benefit	10
	C.	Corporate Opportunities	11
	D.	Relationships in the Workplace	11
	E.	Conflicts Arising from Personal Financial Activities	11
	F.	Bequests, Executorships, Agencies and Powers of Attorney	12
	G.	Personal Borrowing and Lending	12
	H.	Recommending Service Providers to Customers	12
	I.	Disclosing Interest and Abstaining from Participation	12
	J.	Directorships and Outside Business Activities	13
	K.	Political and Charitable Activity	13

4)	Protecting Confidential Information		13
	A.	Protecting Customer Information	14
	B.	Protecting Employee Information	14
	C.	Protecting TD Information	14
	D.	Computer Systems Security	14

5)	Disclosure of TD Information		15

6)	Work Environment		15
	A.	Appearance and Courtesy	15
	B.	Health and Safety	15
	C.	Physical Security	15

7)	Complying with the Code of Conduct		16
	A.	Our Responsibilities	16
	B.	Reporting Violations	16
	C.	Retaliation	16
	D.	Failure to Comply	16
	E.	Annual Attestation	17
	F.	Waivers	17

Other References			17

Keyword List			18, 19

Contacts			20

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Introduction and Summary

The Code of Conduct and Ethics (Code) establishes the standards that govern the way we deal with each other, our customers, shareholders, governments, suppliers, competitors, the media and the public at large. Complying with the Code is part of the terms and conditions of our employment with The Toronto-Dominion Bank (TD Bank) together with its wholly-owned subsidiaries (TD).

As a responsible business enterprise and corporate citizen, TD is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism - in every respect, without exception, and at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. Every employee and director of TD is expected and required to assess every business decision and every action on behalf of the organization in light of whether it is right, legal and fair. This applies at all levels of the organization, from major decisions made by the Board of Directors to day-to-day business transactions. The Code is intended to help employees and directors meet these expectations and make such assessments.

In recent years, the number of news stories regarding ethical lapses at many leading organizations reminds us of the critical importance of a strong ethical culture. By following the ethical practices outlined in the Code and incorporating elements of the TD Framework in our day-to-day activities, we will continue to promote a culture of high integrity at TD and reduce the risk that our actions will cause harm to TD. Conveying a strong ethical culture starts with the “tone from the top” as highlighted in the introductory message from our Group President and Chief Executive Officer and our Chairman of the Board. However, it is equally important for all of our leaders to consistently demonstrate unwavering integrity and to promote awareness and compliance with the Code. Employees often take their cues from their managers. In addition, since employees most frequently report misconduct that they observe to their managers and Human Resources representatives, it is critical for those who receive such information to address it promptly and with the seriousness it deserves.

The Code sets out a common baseline of ethical standards required of all of us. The Code also references other TD policies in specific areas. It is important to note that certain business segments, regions or roles also have supplementary or jurisdiction-specific codes of conduct and policies, compliance manuals, sales guidelines, operational procedures, etc. with which their employees or directors must also comply. We must also comply with local laws and regulations, as well as our responsibilities to professional associations, self-regulatory organizations or regulators where these may impose greater or more rigorous standards than provided for in the Code or TD policy. Within this framework, employees and directors are expected to exercise good judgment and be accountable for their actions.

We review and update the Code every year to keep it current and reflective of emerging laws, regulations, policies and best practices. TD employees and directors are required to review and attest to compliance with this Code on an annual basis. Furthermore, all employees and directors bound by the Code are obliged to report, in a timely fashion, any violations of the Code we may witness or reasonably suspect.

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Applying the Code

Not every situation can be addressed specifically in the Code. We are expected to apply the principles outlined in the Code in exercising our judgment when we face questions or issues that do not present obviously correct answers or approaches. It may be helpful for us to apply a process to making these types of decisions as set out below. If we are still uncertain, we should seek the advice and direction of a more senior TD manager or our Human Resources representative (or in the case of a director, the General Counsel) so that all relevant interests are fully recognized and properly served:

Step 1: When we recognize that we are faced with a challenging ethical decision, we should:

•	Collect the necessary information, and
•	Consider what is right, legal and fair, without rationalizing

Step 2: We should consider the available options and:

•	Weigh the business and ethical pros and cons
•	Consider the impact of the options on TD’s different stakeholders
•	Think about the long-term impact of our decision

Step 3: We should develop a preliminary decision and test it by asking ourselves:

•	Does it strike the right balance?
•	Do I think I would be able to explain the decision to those affected by it, or even to my close family members in a way that would not embarrass me or TD?
•	Might this decision harm TD’s or my reputation?
•	Should I get help from my manager or others to make the decision?

Step 4: We should make the decision and be transparent

•	We should acknowledge difficult ethical decisions that make us uncomfortable and may in fact require us to choose between two imperfect outcomes and feel free to review them with our managers
•	Our Chief Executive Officer and Chairman of the Board are expecting us to make decisions that are right, legal and fair

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1) Respecting the Law

Making the Right Decision

Concern for what is right should be our first consideration in all business decisions and actions, and that includes compliance with the law. Financial services are heavily regulated in all jurisdictions in which we operate. We need to be familiar with and observe all laws and regulations relating to TD in the jurisdiction(s) in or for which we work. We must avoid performing any task that could reasonably be considered legally suspect, even if it might be common practice in the country or region. Adhering to the requirements in the Code and TD’s other policies and procedures that relate to our business segment and job function will help us fulfill these requirements. We will not knowingly assist or allow customers to take actions which would violate the law. We will not knowingly induce an employee of another organization to breach that organization’s code of conduct or the law. If we have any doubt at all, we should seek advice and direction from our manager, Human Resources representative or the Legal or Compliance Departments.

2) Demonstrating Personal Integrity

A. Criminal Record

As an employee, you must inform your manager or Human Resources representative when you are charged with a criminal offence, and again if you are found guilty of, or plead guilty or no contest to, a criminal offence, including providing information related to the situation. For some employees the situation will also have to be reported to regulators. There may be employment consequences if an employee is charged with or found guilty of an offence, or pleads guilty or no contest to an offence. Many motor vehicle-related offences of a less serious type (e.g., minor traffic violations, speeding) are not criminal offences, and do not have to be reported. If you are not sure whether a charge, guilty finding or plea should be reported, you should discuss the situation with your manager or Human Resources representative.

B. Excessive Personal Debt

At TD, we are in the business of managing other people’s money. Therefore as employees, we are expected to responsibly manage our own finances. Employees experiencing personal financial difficulties should discuss the situation with their manager, their business head or Human Resources representative, or other support mechanisms offered by TD (such as employee assistance programs).

C. Gifts and Entertainment

We may not accept, offer or give, directly or indirectly, gifts, entertainment or other benefits of value (referred to as “Gifts” in this section) having more than nominal value from or to existing or potential customers, suppliers, employees or others doing or seeking to do business with TD. Furthermore, as noted below, we must never accept, offer or give, directly or indirectly, Gifts of any value where they may be construed as an attempt to bribe or influence a decision. We must also never solicit Gifts of any size at any time.

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To determine nominal value we should consider whether the Gift could reasonably be construed as an attempt to influence our behaviour or that of TD (or, in circumstances where we are offering or giving the Gift, the behaviour of the recipient or their organization), as well as the value of the Gift in relation to our personal situation (or that of the recipient). It is also important to consider the circumstances, nature and timing of the Gift. If the potential recipient of a Gift or one of their family members is, or could be perceived as a member of government or employed by a state-owned or state-controlled agency of, or business in, our country or a foreign country or a public official, we must also make sure that we are complying with the Anti-Bribery and Anti-Corruption Policy and any related policies and procedures, as very serious penalties may be triggered.

We may accept, offer or give Gifts of nominal value provided they:

•	Are not in cash or readily convertible to cash (such as securities, cheques or money orders);
•	Are consistent with accepted business practice;
•	Cannot be construed as an attempt to bribe or influence, or as a form of payment for a particular transaction or a referral;
•	Do not contravene any law and would not compromise our integrity or that of TD (or, in circumstances where we are offering or giving the Gift, the integrity of the recipient or their organization); and
•	Would not adversely affect our reputation or the reputation of TD if knowledge of the Gift was to become public.

There may also be times when we are invited out of town to attend a networking, educational, sporting or other event as a guest of an existing or potential customer or supplier. We cannot accept an offer by the third party to pay for our travel and accommodation costs, and we should be alert to the fact that attending these events often creates the appearance of a conflict of interest even when we pay for the travel costs ourselves. Accordingly, before accepting any such invitation, we must first obtain approval from either the General Counsel or the Global Head of Human Resources.

Here are some examples to help us interpret these rules:

1.	Being taken to lunch or dinner by a supplier would not normally be prohibited even though the supplier is likely trying to maintain or extend its services to TD, provided that the lunch or dinner is consistent with accepted business practices. This applies equally when taking a customer to lunch or dinner.
2.	We may not offer to pay the travel or overnight accommodation expenses of a customer or a potential customer without first obtaining the approval of the Executive Vice President responsible for our business area.
3.	Taking (or being taken by) a customer or a supplier to a local sporting or other event would generally be acceptable, subject to being reasonable and consistent with accepted business practices. Giving or accepting tickets to events for personal use would be considered a gift and would only be acceptable if they are of nominal value and do not violate the guidance provided above.
4.	Subject to the guidance above, giving (or accepting) a gift certificate or gift card to a local restaurant or retailer is acceptable provided the certificate or card is modest in value and not ordinarily convertible to cash.

If there is any doubt about whether a Gift is of nominal value or may otherwise be accepted, offered or given, we should seek guidance from our manager or Human Resources representative or other applicable contact for our business segment or

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jurisdiction. For employees at the level of Executive Vice President and above, where there is doubt whether or not the Gift is of nominal value or otherwise permitted, the matter should be referred to the General Counsel or the Global Head of Human Resources. We should also bear in mind that there are some more stringent business segment or jurisdiction-specific laws, policies, procedures or guidelines regarding giving and receiving of Gifts, benefits or entertainment with which we must also comply if they apply to us.

Occasionally, a third party might offer TD employees an opportunity to participate in a sale of merchandise or the purchase of services at reduced prices. Such an offering may be acceptable when the same opportunity is extended to large groups of individuals outside TD and when the discount offered is consistent with other offerings by the third party. If the offer is only made available to TD employees, consideration must be given to whether or not the circumstances may give rise to a perceived, potential or actual conflict of interest.

D. Alcohol and Substance Abuse

TD is committed to providing a work and business environment that is free of alcohol and substance abuse.

Accordingly we will not:

•	Consume alcoholic beverages during working hours in quantities that affect work performance or impair conduct or judgment;
•	Consume, provide or serve alcoholic beverages in TD’s business locations, except when approved by a Senior Vice President of the business or the Head of Human Resources for that business;
•	Provide or serve alcoholic beverages in TD business locations or at TD events to individuals (including employees) who are under the legal drinking age or who are impaired; and
•	Consume, possess, sell or distribute illegal substances, especially while in or on TD premises, (including buildings, parking lots, surrounding grounds and in TD owned or leased vehicles), at any TD function, or at any time when one could be identified as a TD employee.

When alcoholic beverages are served and consumed at TD business premises or events, the most senior manager responsible for the premises or event is responsible for putting procedures in place to comply with this section. As we are all responsible to maintain a healthy and safe workplace, we should take reasonable steps to prevent any co-worker, customer, supplier or other guest from driving while impaired, or report any situation to a responsible member of management.

E. Human Rights, Diversity, Inclusion and Preventing Violence in the Workplace

TD is committed to conducting all its affairs with fairness and equity and fostering a unique and inclusive culture by providing a safe and respectful work environment that is free from harassment, discrimination and violence. In support of this commitment:

•	TD will not condone, tolerate or ignore any harassment or discrimination on any ground protected by applicable law.
•	TD will not condone, tolerate or ignore violence or threats of violence.
•	Every employee and potential employee, as well as every customer, supplier or other person in a business relationship with TD must be treated with dignity and respect.

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•	Every employee is responsible for treating others with dignity and respect.
•	Employees must report any inappropriate behaviour of which they are aware or suspect.
•	TD will train managers so they can maintain a harassment, discrimination and violence-free workplace, and promptly address concerns raised with, or observed, by them.

F. Use of the Internet, Email and Electronic and Social Media

When employees use TD electronic communication devices, communicate over TD electronic networks or discuss TD subject matter, they must comply with the TD Electronic Communication & Social Media Policy and the Social Media Guidelines. TD’s expectations apply whether we are in a TD workplace or working remotely in a non-TD location. Our communications should be respectful, responsible and professional in tone and must not violate the Code, the Electronic Communication & Social Media Policy or other applicable policies. For example, employees must not knowingly transmit, view, generate, print, retrieve, download or store any communication of a discriminatory, defamatory, obscene, damaging (such as viruses), threatening or harassing nature, or any material that is inappropriate for the business environment (such as sexually oriented literature or pictures, or internet and other rumours).

Unless we are authorized to do so, we may not publicly comment, post or speak on behalf of TD or disclose confidential, proprietary, restricted, internal or personal information that is not publicly known.

G. Irregular Business Conduct

Irregular business conduct (which includes any criminal, fraudulent or illegal conduct, any impropriety, lack of professional responsibility or dishonesty) will not be tolerated under any circumstances. Such conduct may not only be subject to internal disciplinary action but may also lead to criminal prosecution, regulatory action or civil suit. Some of the most serious types of violations are described below:

•	Anti-Competitive Behaviour - Generally, an agreement or arrangement with a competitor to fix prices (e.g., to set interest rates, fees, prices, etc.), allocate markets or restrict supply will be illegal. As competition laws are very complex and vary by jurisdiction, we should seek guidance from the Legal or Compliance Departments in any circumstance that might be perceived as anti-competitive.

•	Bribery and Corruption - As a general rule, “anything of value” offered, promised or given to a recipient, directly or indirectly, in order to induce or reward the improper performance of a function or an activity, can be considered a bribe. In all instances, whether an action will be considered a bribe will depend on if it was presented for the wrong reasons. Bribes come in many forms and activity may be construed as such anytime there is the giving or receiving of an undue reward to influence another party’s behaviour. Some specific examples of undue rewards that can constitute a bribe include cash, Gifts, business opportunities or contracts, travel, entertainment and other expenses. If we should become aware of or suspect a violation of the Anti-Bribery and Anti-Corruption Policy we must refer the matter to the regional compliance contact or the Anti-Bribery and Anti-Corruption unit which is available at tdabac@td.com.

•	Commission Sharing - The sharing of commissions such as finders’ fees or secret commissions with any other employee or director, agent or broker who is

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not licensed to buy or sell the security, instrument or product in question, or who is not part of an established commission-sharing program, is prohibited.

•	Due Diligence - When we are responsible for due diligence processes before committing TD to a loan or other business transaction, we must exercise due care and follow business policies, practices and procedures in carrying out these activities.

•	Forgery, Falsifying Accounts, Documents and Records
➢	Improperly creating or reproducing, or falsifying a signature or initial, or otherwise creating a false document will not be tolerated under any circumstances.
➢	We must not manipulate internal accounts or make entries to any account which are false, have not been properly verified or obscure the true nature of the transaction, or allow such entries to be made. We must not establish or operate, for any purpose, an account on the books of TD that cannot withstand the closest public scrutiny of its propriety. Also, we must not manipulate or falsify any TD financial statement, record or return.
➢	We must not intentionally complete inaccurate reports, forms or other documents that are relied upon by TD to be an accurate record of the circumstances, or that are disclosed publicly or directly to third parties, including government agencies and regulators.

•	Insider Trading or Tipping - “Insider trading” is purchasing or selling securities (including options and other derivatives) of a public company while in possession of material, non-public information relating to that company. “Tipping” is providing material, non-public information about a public company to another person, other than as necessary and proper in the course of business. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or if it would reasonably be expected to affect the value of securities of the company. Examples of material information may include (but are not limited to):

➢	A significant acquisition, sale of a business, merger or takeover bid;
➢	A change in the general character or nature of a company;
➢	Entering into or loss of significant contracts;
➢	Bankruptcy, impending insolvency, or other financial problems;
➢	Significant new business opportunities (e.g., discoveries, inventions, new orders or contracts), or the loss of business;
➢	A change in a company’s capital structure; or
➢	Earnings information or information about a dividend declaration that is not available to the public.

Insider trading and tipping are serious criminal offences. Employees or directors who either possess or have access to material, non-public information about TD or its customers, business partners or other third parties (e.g., with whom TD may be contemplating a purchase or sale) are prohibited by law from trading in securities of those entities, or relaying the information to others who do not have a “need-to-know” the information. These individuals must also comply with the TD Information Barrier Policy and TD Trading Window Policy and any other information barriers applicable to their region regarding those securities or the issuer of those securities and they may not relay this information to others who do not need to know.

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If we have any questions as to whether a particular piece of information is material and/ or non-public we should contact a member of our business segment’s Compliance team prior to taking any action that may constitute insider trading or tipping.

•	Kiting - Inflating the balance in an account with artificial funds, usually through manipulating the clearing system and banking machines to gain unauthorized access to cash or credit, is never acceptable, even if it does not cause a loss to TD. Suspicious kiting situations must be reported in accordance with our business segment escalation process regarding fraud.

•	Money Laundering - TD is committed to taking all reasonable and appropriate steps to prevent persons engaged in money laundering from utilizing TD products or services to do so. Making the proceeds of criminal activity appear as if they came from legitimate sources is a criminal offence, and so is knowingly failing to report transactions or activities where there are reasonable grounds to suspect they relate to money laundering.

We must not knowingly initiate or be party to money laundering, and must promptly report suspected money laundering situations in accordance with the TD Bank Group Enterprise Anti-Money Laundering and Anti-Terrorist Financing Policy following the escalation procedures established for our business segment or jurisdiction.

•	Short Selling or Trading in Options of TD Bank Securities - All employees and directors of TD are prohibited from:

➢	Short selling (i.e., a transaction whereby you seek to make a profit speculating that the value of the securities will decrease) securities issued by TD Bank or other Restricted Securities (as defined in the TD Trading Window Policy);
➢	Entering into any contract or series of contracts that create a short sale of TD Bank or other Restricted Securities; or
➢	Trading in put or call options on securities issued by TD Bank or other Restricted Securities, including covered calls.

In addition to the specific prohibitions above, all employees who receive equity-based compensation awards (including, for example, restricted share units, performance share units and stock options) are prohibited from entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of such awards.

•	Terrorist Financing - TD is committed to preventing the use of its financial services for terrorist financing purposes. We will not knowingly deal, directly or indirectly, with any person, entity or group subject to anti-terrorism measures or whom we believe or have reason to believe is involved in the financing of terrorism activities. We must report transactions or activities that we know or suspect relate to terrorist financing in accordance with the TD Bank Group Enterprise Anti-Money Laundering and Anti-Terrorist Financing Policy and applicable procedures. In addition, we will comply with the TD Bank Group

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Global Sanctions Policy which supports applicable laws to restrict activity with specified sanctioned countries, governments, entities, vessels and individuals.

•	Theft and Fraud - Defalcation, embezzlement, fraud, theft or misappropriation of funds or property belonging or entrusted to TD is strictly prohibited.

•	Tied Selling - We cannot coerce or impose undue pressure on a customer to buy another product or service or to transfer other business to TD as a condition of approving a request for a TD product or service.

•	Trading Accounts - Opening or operating a trading account in the name of any TD business unit with any broker or investment dealer, or knowingly allowing a broker to do so, without the prior written approval of their regional office or business head, is prohibited.

The Code and, in particular, the Personal Integrity section, applies not only to us as TD employees and directors, but also to us as TD customers. Therefore, if an employee within TD reasonably suspects another employee or a director of being in violation of the Code in their dealings with TD as a customer, that employee is responsible for reporting the situation in accordance with section 7 of this Code.

H. Dealing with TD Assets

We must make every effort to protect all TD property and assets from theft, fraud, harm, loss or misuse, especially those that are in our custody or control and are our responsibility. These may include cash, negotiable instruments such as drafts, money orders, securities or certificates, premises, equipment, TD records, customer or employee information, or computer resources and information systems, including laptops. They also include all information exchanged between TD and its customers, employees or business partners, which must be kept secure from third parties. If we become aware of or suspect any actual, potential or attempted theft, fraud, harm, loss or misuse of TD property, we must immediately notify our manager or other appropriate TD official. TD property that is entrusted to us may be used only for the purpose of executing our accountabilities with TD, except to the extent that non-business use is expressly permitted. We may not, directly or indirectly purchase or acquire an interest in real property that is being sold by TD following repossession or foreclosure.

I. TD Brand

As employees, we must avoid using TD communications materials for personal reasons (except as permitted under the TD Electronic Communication & Social Media Policy) as this could lead to a misunderstanding and possibly damage TD’s reputation. Specifically, care should be taken in the use of TD stationery (including forms, letterhead and envelopes), faxes where the name, address or phone number of any TD company, business segment or department appears on the fax, or emails (paper or electronic copies) where the @website is a TD website. Incidental personal use of such material (such as a fax cover sheet) may be allowed where we make it clear in the communication that it is from us personally.

J. Copyrighted Material

We must only reproduce and use software, videos, music and other copyrighted material licensed for use by TD and in accordance with applicable copyright laws.

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K. Reasonable Expenses

As employees, we are required to comply with the TD Employee Reimbursement Policy and claim only reasonable expenses actually incurred for TD business within TD guidelines. In addition, we must only use a TD corporate credit card for proper TD business expenses in accordance with applicable policies and procedures. In particular, use of a TD corporate credit card for personal charges (including cash advances) is strictly prohibited.

L. Cooperating with Investigations

All employees and directors are required to cooperate with Audit Division, Security and Investigation departments, Legal Department, Compliance, Human Resources Department and other areas of TD which may, from time to time, audit or investigate issues within TD. This includes attending all necessary meetings and accurately and fully answering all questions. Further, we must not in any way obstruct, hinder or delay any internal investigation. The obligation to cooperate may extend to providing truthful information pursuant to, or in the defense or prosecution of, legal proceedings and investigations involving TD, its customers or employees.

3) Managing Conflicts of Interest

A. Introduction to Conflicts of Interest

In keeping with expectations regarding ethical corporate conduct, customers and the public have a right to openness and honesty in all their dealings with TD. As representatives of TD, we must avoid activities or circumstances that create conflicts between our personal interests and our responsibilities as employees or directors.

Conflicts of interest arise when individuals have personal interests that may interfere with, or appear to interfere with, the independent exercise of judgment in business dealings. We must avoid having our decisions on behalf of TD influenced by personal interests or to even be seen to be influenced by personal interests. For these reasons, actual, potential and perceived conflicts of interest (each a “Conflict” and collectively described as “Conflicts” in this section) must be carefully managed. The following Conflict of Interest sub-sections describe many of the more commonly encountered Conflicts, but we must always be alert to other situations that may give rise to Conflicts. In any situation where there is a Conflict, we must bring the situation to the attention of our manager, Human Resources representative or other contact listed in this Code.

For purposes of this section, “relatives and people with whom we share a financial or close personal relationship” include for example, a spouse, domestic partner, party to a civil union, others with whom we share a romantic relationship, parent, child, grandchild, grandparent, sibling, guardian, roommate, business partner, co-investor, guarantor, etc., but do not include nominal financial relationships. Parent, child and sibling include biological, adopted, step and in-law relations.

B. Conflicts Arising from Personal Benefit

A Conflict may arise where we may be motivated to act in a manner that is not in the best interests of TD, our customers and/or our shareholders. Often this is because we, or our relatives or people with whom we share a financial or close personal relationship, stand to benefit from the action in some way.

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We must avoid acting in a manner that places our personal interests ahead of the best interests of TD, our customers and/or our shareholders. As noted above, we must also avoid situations that might create the appearance of a conflict of interest whether or not it actually exists and whether or not we believe we would be improperly influenced. Conflicts must be reported in accordance with section 7 of this Code.

C. Corporate Opportunities

We must not use TD property or information, our position in the organization, or our access to, or knowledge of TD systems, policies or assets:

•	for personal gain, or the gain of our relatives and people with whom we share a financial or close personal relationship,
•	to compete with the organization, or
•	to take advantage of opportunities that are discovered in the course of conducting TD business.

We are expected to advance the legitimate interests of TD whenever the opportunity arises. Great care must be taken to avoid any Conflict when purchasing or selling assets or services from or to TD, its customers or its suppliers. In specific cases, however, a personal opportunity may be approved provided that it is disclosed in advance and in writing to our Human Resources representative (or, in the case of the Chief Executive Officer or a director, to the Chairman of the Board of Directors of TD Bank) and is determined not to be material. The Chairman, in consultation with the General Counsel, will determine if any additional board notifications or approvals are necessary in the circumstances.

D. Relationships in the Workplace

We must not give or receive any special consideration relating to employment or conditions of employment to or from relatives and people with whom we share a financial or close personal relationship. Our business and human resources decisions must be based on sound ethical business and management practices, and not influenced by personal concerns.

Relatives and people who share a financial or close personal relationship may not work in positions where there is an actual or potential conflict of interest (for example, where the positions serve as controls for each other, where there is a direct reporting relationship between them, or where either one has the authority to influence, directly or indirectly, any term or condition of employment of the other), unless the situation has been disclosed to the business unit executive and Human Resources representative(s) involved and approval has been obtained. If a Conflict exists, one of the parties may be relocated. For more detailed information on this subject, please refer to the Personal Relationships and Nepotism Standard.

E. Conflicts Arising from Personal Financial Activities

We are required to conduct personal financial activities at TD with transparency. To avoid any Conflicts, we must not knowingly access account information, act in

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a lending capacity or conduct financial transactions (even if seemingly routine) for ourselves, or relatives and people with whom we share a financial or close personal relationship. All of our personal financial activities must be conducted on an arm’s length basis, meaning, for example, an employee who reports to us should not process our financial transactions that require the exercise of discretion, and if we are processing a transaction for another employee, we must exercise the same due diligence as we would for any other TD customer.

F. Bequests, Executorships, Agencies and Powers of Attorney

Except for our relatives and people with whom we share a financial or close personal relationship, we must not act as executor, agent, trustee, attorney or in any other fiduciary capacity for a TD customer or be a beneficiary under a will or a trust of a TD customer, where this relationship may give rise to any perception of conflict of interest, undue influence or other impropriety. If we learn that a TD customer (other than a relative or a person with whom we share a financial or close personal relationship) has named, or is considering naming us in any of these capacities, we must immediately inform our manager or Human Resources representative. TD will assess the situation to determine whether or not it is appropriate for us to accept the appointment or bequest and/or any appropriate conditions to impose in relation to ongoing dealings with the customer. Where the employee’s relationship with the customer is entirely personal (i.e., the employee has had no direct or indirect dealings on behalf of TD with the customer), the situation generally will not give rise to any actual or perceived conflict of interest.

G. Personal Borrowing and Lending

We must not borrow funds from or lend personal funds (including cosigning or providing a guarantee for loans) to another employee in an amount that is more than nominal value. Also, we must not borrow from or lend any personal funds to a TD customer (other than relatives and people with whom we share a financial or close personal relationship) of our business segment, though we may borrow from a customer that is a financial institution or one that offers credit to customers, provided the terms of the loan are in the ordinary course of the customer’s business.

H. Recommending Service Providers to Customers

Occasionally a customer may ask us to recommend an external service provider such as an accountant, lawyer or real estate agent. We may provide the names of several external service providers but may not recommend any particular one. We may not provide any written or public endorsement or testimonial of any third party on TD’s behalf without approval of the marketing department supporting our business segment.

I. Disclosing Interest and Abstaining from Participation

To avoid any actual, potential or perceived conflict of interest, we must disclose any interest we have in an existing or proposed material contract or transaction involving TD in which we may have some influence or perceived interest. If we are an officer or director of an entity that is party to any such contract, that relationship must also be disclosed. These disclosures must be made to our manager at the earliest opportunity (or, in the case of the Chief Executive Officer or a director, to the Chairman of the Board of Directors of TD Bank).

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In addition, we must not have or be reasonably perceived to have influenced a decision with respect to a material or proposed material contract in which we have an interest described above.

J. Directorships and Outside Business Activities

Employees may not enter into any employment, directorship, office, trade or business outside of TD without first reviewing the guidelines for outside business activities and obtaining consent from TD where required. The Chief Executive Officer, Group Heads and all direct reports of the Chief Executive Officer must also obtain the consent of the Corporate Governance Committee of TD Bank, with some exceptions. As a general principle, outside business activities should not interfere with the performance of our duties or our ability to exercise judgment in TD’s best interests.

Volunteering to assist in a charitable or not-for-profit activity does not require approval unless that organization is a customer of TD and the employee has management or other decision-making authority or administrative responsibilities at the organization.

K. Political and Charitable Activity

As employees and directors, we may make personal political contributions and charitable donations at our discretion, subject to ensuring that there is no regulatory prohibition or restriction on such contributions. However, we must not commit TD to charitable contribution without prior approval from Community Relations (Marketing). We must not commit or make political contributions on behalf of TD in Canada without prior approval of Canadian Government Relations (Corporate and Public Affairs) or in the United States without prior approval of US Government Relations (Regulatory and Government Affairs). If we hold a position in a political organization which may influence the financial needs of that organization, or if we are asked to conduct financial transactions or fundraising on that organization’s behalf, we should consult with Human Resources and ask that they review this relationship to ensure that there is no perception of Conflicts or improper influence. Employees should not engage in any political activity in the workplace unless authorized by senior management and/or the Government Relations group for their jurisdiction. If we are soliciting financial or other donations on behalf of charities (note that soliciting donations for charitable purposes is not considered to be soliciting Gifts, which is prohibited in section 2.C of the Code) we should exercise discretion in soliciting donations from co-workers, customers and suppliers (i.e., they should never be made to feel any obligation to make a donation) and must comply with any applicable TD policies. We must not use email group lists for purposes of requesting donations without approval from the responsible department head.

4) Protecting Confidential Information

We may have access to confidential (non-public) information concerning TD, our customers, suppliers or fellow employees. We have an obligation to comply with applicable laws and the policies and procedures of our business segment or jurisdiction pertaining to confidential information and we are all responsible to safeguard confidential information in our possession from unauthorized access. If or when it is necessary for us to take, send or work on confidential information outside of TD premises or systems, including when we are working from a

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non- TD location, we must ensure it is appropriately protected, regardless of whether the information is in physical or electronic form.

A. Protecting Customer Information

Customer information must be kept private and confidential. We must not discuss or disclose any customer information (including that an individual or institution is a customer of TD) to anyone outside of TD unless we are required to disclose by law, are authorized to disclose by the customer, or are directed to disclose in circumstances described in policies and procedures applicable to our business segment or region. We must not access customer information except in the normal course of our duties and with proper authorization or consent. In addition, we must not disclose or share customer information with other TD employees who do not have a legitimate need to know the information. When dealing with customer information, we must comply with all laws as well as TD’s Global Privacy Policy and privacy policies and procedures applicable to our business segment and jurisdiction.

B. Protecting Employee Information

TD is permitted to collect, use and disclose employee personal information for employment administration purposes in accordance with TD policy and applicable law. Employees must not collect, use or disclose personal information of others except in accordance with all laws and TD employee privacy policies and procedures applicable to our business segment and jurisdiction. We must also exercise care and discretion with the personal information of other employees in our possession and never discuss or disclose it to anyone outside of TD unless we are permitted or required to disclose by law, are authorized to disclose by the employee, or are permitted to disclose in circumstances described in the policies and procedures applicable to our business segment or region. We must not disclose or share another employee’s personal information with other TD employees who do not have a legitimate need to know the information unless we are authorized to disclose by law.

C. Protecting TD Information

We must carefully protect the confidential and proprietary information to which we have access, and not disclose it to anyone outside of TD or use it without proper authorization, and then only for the proper performance of our duties. We must also avoid discussing or disclosing it to other TD employees who do not have a legitimate need to know the information.

D. Computer Systems Security

When using TD computer systems and accessing TD information, we must be properly identified at all times. In addition, access to passwords must be strictly controlled. It is our responsibility to take the necessary steps to protect our logon ID, password, digital signature or other means we use to identify ourselves to the TD computer network. This also applies to access given to third parties or agents through any shared system or direct access to TD systems. We must also exercise vigilance in protecting TD systems against computer viruses. As employees, we must comply with the Technology Control Standards.

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All computer hardware, software, email, voicemail and internet accounts provided to employees are the property of TD and may be monitored, recorded and accessed by authorized TD representatives in accordance with TD policy and applicable law. In addition, all information stored, processed or transmitted on any TD system, network, equipment or device or external system used by TD to conduct business, is considered the property of TD.

Communication conducted over TD’s internal network or any external network generally is not considered private. Communication conducted over external networks must be protected from unauthorized access (for example, with encryption). When communicating via TD’s internal network, we should consider the sensitivity and confidentiality of the information.

5) Disclosure of TD Information

TD is committed to providing timely, accurate and balanced disclosure of all material information about TD, and is also committed to transparency in its reporting obligations to shareholders and the public. All employees, officers and directors of TD are required to comply with the TD Disclosure Policy.

6) Work Environment

A. Appearance and Courtesy

To customers and prospective customers, the individual employees with whom they come in direct contact represent TD. Some business segments in TD have formal dress codes and we should abide by such dress codes if they apply to us. In any case, our choice of work attire should be guided by what is appropriate for our customers. Work attire must be neat and clean and conform to the established dress standards of our business segment, having due regard to personal hygiene and grooming. We must also be courteous and respectful in all dealings with the public and other employees and in all other business relationships.

B. Health and Safety

Under TD’s health and safety program we all share the responsibility of maintaining a healthy, safe and respectful work environment. We are all expected to observe the established health and safety policies, regulations and practices applicable to our business segments and jurisdictions and report accidents, injuries and unsafe equipment, substances, practices or conditions.

Employees who have specific accountabilities under health and safety legislation (e.g., first aid attendants, health and safety representatives, etc.) are required to acquire the necessary training, understand their additional responsibilities and act on them to protect the health and safety of individuals within the workplace.

In addition, we are all responsible to ensure our own safety while travelling for business purposes. When we are planning business travel we are required to use TD’s corporate travel program and booking services so that TD can monitor and advise us of potential security issues, and also support us (e.g., getting us home safely) should an emergency arise.

C. Physical Security

TD has developed a Physical Security Program to help fulfil its commitment to protect employees and assets worldwide, while mitigating the risk resulting from

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various security threats. We are all expected to be alert to, and to take reasonable steps to prevent potential security threats to ourselves, other employees, TD premises and property, and to report security incidents according to our business or regional procedures.

7) Complying with the Code of Conduct

A. Our Responsibilities

Every employee and director of TD, in every location, every job, at every level, and at all times, is responsible to safeguard the reputation of TD, including by complying with this Code.

B. Reporting Violations

If we become aware of or suspect any violation of the Code (or related policies, supplemental codes, compliance manuals, other duties owed toward TD, etc.) by any employee, we have a responsibility to report it immediately to TD. Generally we are required to report violations to our manager, business head, Human Resources representative, regional office, and/or our Security and Investigation department, as the circumstances require. If we are uncomfortable with using any of these channels, we should report it through some other means available to us, including the employee complaint resolution process for our business or location or the TD Whistleblower Hotline, an independent, confidential and anonymous reporting channel for our financial and ethical concerns. For more information, please review the Whistleblower Policy. If we become aware of or suspect any violation by an executive officer (other than the General Counsel) or a director, it should be reported to the General Counsel. Any suspected violation by the General Counsel should be reported to the Chief Executive Officer or the Global Head of Human Resources. Failure to report any violation of the Code may have serious personal consequences for us as an employee, as well as for the offender and itself constitutes a violation of the Code.

C. Retaliation

TD is committed to protecting any employee, customer or supplier from any form of retaliation or reprisal (also known as victimization in some jurisdictions) for reporting in good faith, a possible violation of the Code. Any employee who attempts (directly or indirectly) to intimidate or retaliate against anyone who makes such a report will face disciplinary action. As such, if an employee within TD in good faith suspects us of violating the Code, they are expected to report the situation to TD, regardless of which business unit they work within or how they came to their suspicions.

D. Failure to Comply

It is our responsibility to be familiar with and understand the provisions of this Code as well as other applicable TD policies, including those specifically identified in this Code. Failure of an employee to comply with the Code or any other applicable policy may result in disciplinary action, including disciplinary documentation and unpaid suspensions, up to and including termination of employment, and may also impact performance ratings and incentive pay. Directors of TD are also required to comply with the Code. Failure of a director to comply with the Code will be dealt with in accordance with the policies and procedures of the Board of Directors of TD Bank.

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E. Annual Attestation

Subject to any exemptions approved by the Global Head of Human Resources, all employees and directors are required as a condition of employment to complete an attestation on an annual basis stating that they have complied with the obligations set out in paragraph D above.

F. Waivers

In certain limited situations, TD may waive the application of sections of the Code. For employees (other than executive officers), any such waiver requires the express approval of the executive officer and most senior Human Resources executive for the business segment responsible for that employee, as well as the Global Head of Human Resources. For executive officers and directors, any such waiver requires the express approval of the Audit Committee of the Board of Directors of TD Bank. TD will publicly disclose any such waiver granted to an executive officer or director, as required by applicable law.

Other References

A copy of the Code of Conduct and Ethics can be found at td.com and TD’s intranet site applicable to your business or region.

For local or jurisdiction-specific policies that may apply to you, please refer to your employee Handbook or the TD intranet site applicable to your business or region.

For more information on:		Please read:
•	Anti-Money Laundering or Terrorist Financing	•	TD Bank Group Enterprise Anti- Money Laundering and Anti-Terrorist Financing Policy
•	Computer Systems Security	•	Technology Control Standards
•	Customer Privacy	•	Global Privacy Policy
•	Disclosure of TD Information	•	Disclosure Policy
•	Employee Expenses	•	TD Employee Reimbursement Policy
•	Reasonable Expenses
•	Gifts and Entertainment	•	Anti-Bribery and Anti-Corruption Policy
•	Bribery/Corruption
•	Information Barriers and Trading	•	TD Information Barrier Policy
	Windows	•	TD Trading Window Policy
•	Relationships in the Workplace	•	Personal Relationships and Nepotism Standard
•	Sanctions	•	TD Bank Group Global Sanctions Policy
•	Use of the Internet, E-Mail and Electronic and Social Media	•	Electronic Communication & Social Media Policy
•	TD Brand	•	Social Media Guidelines
•	Whistleblowing/Confidential Information	•	Whistleblower Policy

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Keyword List

agent, 6, 12	disclosure, 15, 17
alcohol, 5	disclosure of TD information, 15, 17
anti-bribery, 4, 6, 17	disclosure policy, 15, 17
anti-bribery and anti-corruption policy, 4, 6	discount, 5
anti-competitive behaviour, 6	discrimination, 5-6
anti-corruption, 4, 6, 17	dishonesty, 6
anti-money laundering and anti-terrorist financing policy, 8	diversity, 5
appearance and courtesy, 15	donations, 13
applying the code, 2	dress codes, 15
assets, 9, 11, 15	due diligence, 7, 12
attestation, 17	electronic communication, 6, 9, 17
bankruptcy, 7	electronic communication & social media policy, 6, 9
beneficiary, 12	email, 6, 13, 15
benefits of value, 3	embezzlement, 9
bequest, 12	employee assistance programs, 3
board of directors, 1, 11-12, 16-17	employee complaint resolution process, 16
brand, 9, 17	employee information, 9, 14
bribery, 4, 6, 17	employee reimbursement policy, 10, 17
business travel, 15	endorsement, 12
charitable activity, 13	entertainment, 3, 5-6, 17
commission sharing, 6	ethical culture, 1
competition, 6	ethics, 1, 17
compliance manuals, 1, 16	executorships, 12
complying with the code, 1, 16	expenses, 4, 6, 10, 17
computer systems security, 14, 17	fairness, 1, 5
confidential information, 13, 17	falsifying accounts, 7
conflicts of interest, 10	financial statement, 7
copyright, 9	foreclosure, 9
corporate credit card, 10	forgery, 7
corporate opportunities, 11	fraud, 8-9
corporate travel, 15	gifts, 3-6, 13, 17
corruption, 4, 6, 17	global privacy policy, 14, 17
courtesy, 15	global sanctions policy, 9, 17
covered calls, 8	harassment, 5-6
criminal offence, 3, 8	health and safety, 15
criminal record, 3	hedging, 8
customer information, 14	honesty, 1, 10
customers, 1, 3, 7, 9-13, 15	human rights, 5
decision process, 2	illegal conduct, 6
debt, 3	inclusion, 5
dignity, 5-6	information barrier policy, 7, 17
directorship, 13	insider trading, 7-8

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Keyword List

integrity, 1, 3-4, 9	safeguard, 13, 16
internet, 6, 15, 17	sales guidelines, 1
introduction and summary, 1	sanctions, 9, 17
investigations, 10	shareholders, 1, 10-11, 15
judgment, 1-2, 5, 10, 13	short selling, 8
jurisdiction-specific codes, 1	social media, 6, 9, 17
kiting, 8	social media guidelines, 6, 17
laws, 1, 3, 5-6, 9, 13-14	stock options, 8
lending, 12	subsidiaries, 1
material information, 7, 15	substance abuse, 5
money laundering, 8, 17	supplementary, 1
operational procedures, 1	suppliers, 1, 3, 11, 13
options, 2, 7-8	TD assets, 9
out of town, 4	TD events, 5
outside business activities, 13	TD framework, 1
passwords, 14	TD function, 5
personal benefit, 10	TD information, 7, 14-15, 17
personal borrowing, 12	TD premises, 5, 13, 16
personal debt, 3	TD property, 9, 11
personal financial activities, 11-12	TD trading window policy, 7-8, 17
personal integrity, 3, 9	TD workplace, 6
personal relationship, 10-12	technology control standards, 14, 17
personal relationships and nepotism standard, 11, 17	terrorism, 8
physical security, 15	terrorist financing, 8, 17
political activity, 13	testimonial, 12
powers of attorney, 12	theft, 9
privacy, 14, 17	threats, 5, 16
professionalism, 1	tied selling, 9
public official, 4	tipping, 7-8
purchasing, 7, 11	trading, 7-9, 17
recommending service providers, 12	trading accounts, 9
regulations, 1, 3, 15	travel, 4, 6, 15
regulatory, 1, 6, 13	trustee, 12
relationships, 10-11, 15, 17	undue influence, 12
relatives, 10-12	victimization, 16
reporting violations, 16	violations, 1, 3, 6, 16
reprisal, 16	violence, 5-6
reputation, 2, 4, 9, 16	volunteering, 13
respectful, 5-6, 15	waivers, 17
respecting the law, 3	whistleblower hotline, 16
responsibilities, 1, 10, 13, 15-16	whistleblower policy, 16-17
retaliation, 16	will or a trust, 12
right, legal and fair, 1-2	witness, 1
work environment, 5, 15

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Contacts

(Omitted)

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